SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ________________

                                  240.13d-102
                                  SCHEDULE 13G

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  (S)240.13D-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO (S)240.13D-2

                               (Amendment No.  )*
                                            ---

                           Golden Star Resources Ltd.
                  -------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                -----------------------------------------------
                         (Title of Class of Securities)

                                   38119T104
                               ------------------
                                 (CUSIP Number)

                    September 23, 1998 (see note to Item 2)
          -----------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
                                  SCHEDULE 13G
--------------------------------------------------------------------------------
CUSIP NO. 38119T104                                                 Page 2 of 13
--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 4    Delaware
--------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     5
      SHARES              -0-
                   -------------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     6
     OWNED BY             1,982,296
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-
                   -------------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     8
       WITH               1,982,296
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,982,296
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10                                                                  [ ]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      6.7%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*

12    HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

================================================================================
                                  SCHEDULE 13G
--------------------------------------------------------------------------------
CUSIP NO. 38119T104                                                 Page 3 of 3
--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robertson Stephens Investment Management Co.
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      California
--------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     5
      SHARES              -0-
                   -------------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     6
     OWNED BY             1,982,296
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-
                   -------------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     8
       WITH               1,982,296
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 9    1,982,296
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10                                                                  [ ]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11    6.7%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*

12    HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

================================================================================
                                  SCHEDULE 13G
--------------------------------------------------------------------------------
CUSIP NO. 38119T104                                                 Page 4 of 13
--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robertson, Stephens & Company Investment Management, L.P.
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      California
--------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     5
      SHARES              -0-
                   -------------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     6
     OWNED BY             1,982,296
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-
                   -------------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     8
       WITH               1,982,296
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 9    1,982,296
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10                                                                  [ ]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11    6.7%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*

12    IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

================================================================================
                                  SCHEDULE 13G
--------------------------------------------------------------------------------
CUSIP NO. 38119T104                                                 Page 5 of 13
--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bayview Holdings, Inc.
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware
--------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     5
      SHARES              -0-
                   -------------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     6
     OWNED BY             -0-
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-
                   -------------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     8
       WITH               -0-
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 9    -0-
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10                                                                  [ ]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11    0%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*

12    HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

================================================================================
                                  SCHEDULE 13G
--------------------------------------------------------------------------------
CUSIP NO. 38119T104                                                 Page 6 of 13
--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Contrarian Fund
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Massachusetts
--------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     5
      SHARES              -0-
                   -------------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     6
     OWNED BY             1,441,400
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-
                   -------------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     8
       WITH               1,441,400
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 9    1,441,400
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10                                                                  [ ]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11    4.9%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*

12    IV
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

================================================================================
                                  SCHEDULE 13G
--------------------------------------------------------------------------------
CUSIP NO. 38119T104                                                 Page 7 of 13
--------------------------------------------------------------------------------

Item 1  (a)  Name of Issuer:                  Golden Star Resources Ltd.

        (b)  Address of Issuer's              1700 Lincoln Street, Suite 1950
             Principal Executive              Denver, Colorado  80203
               Offices:


Item 2  (a)  *Names of Person Filing:         (See Annex I for abbreviations)
                                              BAC
                                              Robertson Parent
                                              Investment Adviser
                                              Bayview Holdings
                                              Contrarian

        (b)  Address of Principal             See Annex I
             Business Offices:

        (c)  Citizenship:                     See Annex I

        (d)  Title of Class of                Common Stock
             Securities:

        (e)  CUSIP Number:                    38119T104


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

        (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)

        (b) [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                  78c)

        (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8)

        (e) [ ]   An investment adviser in accordance with (S)240.13d-
                  1(b)(1)(ii)(E)

        (f) [ ] An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F)

        (g) [ ] A parent holding company or control person in accordance with (S)240.13d-1(b)(ii)(G)

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

        (j) [ ]   Group, in accordance with (S)240.13d-1(b)(1)(ii)(J)


If this statement is filed pursuant to (S)240.13d-1(c), check this box. [X]


__________________
* The filing parties previously filed a Schedule 13D with respect to this issuer. This Schedule 13G is filed primarily to convert such Schedule 13D into a Schedule 13G.

================================================================================
                                  SCHEDULE 13G
--------------------------------------------------------------------------------
CUSIP NO. 38119T104                                                 Page 8 of 13
--------------------------------------------------------------------------------

Item 4  **Ownership

        (a) Amount Beneficially Owned:

               BAC                           1,982,296
               Robertson Parent              1,982,296
               Investment Adviser            1,982,296
               Bayview Holdings                      0
               Contrarian                    1,441,400

        (b) Percent of Class:

               BAC                                 6.7%
               Robertson Parent                    6.7%
               Investment Adviser                  6.7%
               Bayview Holdings                      0%
               Contrarian                          4.9%

        (c) Number of shares as to which the person has:

            (i)  sole power to vote or to direct the vote:

                    BAC                              0
                    Robertson Parent                 0
                    Investment Adviser               0
                    Bayview Holdings                 0
                    Contrarian                       0

            (ii) shared power to vote or to direct the vote:

                    BAC                      1,982,296
                    Robertson Parent         1,982,296
                    Investment Adviser       1,982,296
                    Bayview Holdings                 0
                    Contrarian               1,441,400

            (iii)sole power to dispose or to direct the disposition of:

                    BAC                              0
                    Robertson Parent                 0
                    Investment Adviser               0
                    Bayview Holdings                 0
                    Contrarian                       0

            (iv) shared power to dispose or to direct the disposition of:

                    BAC                      1,982,296
                    Robertson Parent         1,982,296
                    Investment Adviser       1,982,296
                    Bayview Holdings                 0
                    Contrarian               1,441,400

__________________
** By virtue of the corporate relationships between Reporting Persons as described in Item 7, BAC (the parent company) may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by its subsidiaries. Similarly, higher tier BAC subsidiaries may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by lower tier BAC subsidiaries. The power to vote and to dispose of shares may be deemed to be shared between entities due to their corporate relation-ships.

================================================================================
                                  SCHEDULE 13G
--------------------------------------------------------------------------------
CUSIP NO. 38119T104                                                 Page 9 of 13
--------------------------------------------------------------------------------

Item 5  Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X***].

Item 6  Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable.

Item 7 Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company.

        See Annex I.

Item 8  Identification and Classification of Members of the Group.

        Not Applicable.


Item 9  Notice of Dissolution of Group.

        Not Applicable.


Item 10 Certification.

[ ] By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
         (13d-1(b)).

[X] By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
         (13d-1(c)).

__________________
*** As to Bayview Holdings, Private Equity Group and Bayview only. Due to an internal corporate restructuring by the filing parties, these companies no longer have beneficial ownership of the subject securities.

================================================================================
                                  SCHEDULE 13G
--------------------------------------------------------------------------------
CUSIP NO. 38119T104                                                Page 10 of 13
--------------------------------------------------------------------------------

SIGNATURE
----------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 30, 1998



     BANKAMERICA CORPORATION*

     ROBERTSON STEPHENS INVESTMENT MANAGEMENT CO.*

     ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.*

     BAYVIEW HOLDINGS, INC.*

     THE CONTRARIAN FUND*


*By: /s/ VENRICE R. PALMER
     ---------------------
     Venrice R. Palmer
     Senior Counsel of
     Bank of America National Trust and Savings Association
     and Authorized Attorney-in-Fact (signing resolutions and powers of attorney are incorporated by reference to Schedule 13G Amendment #2 relating to Anaren Microwave, Inc.)

================================================================================
                                  SCHEDULE 13G
--------------------------------------------------------------------------------
CUSIP NO. 38119t104                                                Page 11 of 13
--------------------------------------------------------------------------------

                                   EXHIBIT A
                                   ---------

                             JOINT FILING AGREEMENT
                             ----------------------


     The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  September 30, 1998


       BANKAMERICA CORPORATION*

       ROBERTSON STEPHENS INVESTMENT MANAGEMENT CO.*

       ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.*

       BAYVIEW HOLDINGS, INC.*

       THE CONTRARIAN FUND*



*By:   /s/ VENRICE R. PALMER
       ---------------------
       Venrice R. Palmer
       Senior Counsel of
       Bank of America National Trust and Savings Association
       and Authorized Attorney-in-Fact (signing resolutions and powers of attorney are incorporated by reference to Schedule 13G Amendment #2 relating to Anaren Microwave, Inc.)

================================================================================
                                  SCHEDULE 13G
--------------------------------------------------------------------------------
CUSIP NO. 38119T104                                                Page 12 of 13
--------------------------------------------------------------------------------

                                    ANNEX I
                                    -------


     This Annex identifies certain entities which may be filing parties of the attached Schedule or which may be referred to in the filing.

Registered Investment Companies
-------------------------------

     Each of the following entities is a series of Robertson Stephens Investment Trust, a Massachusetts business trust. The investment adviser for each of such entities is Robertson, Stephens & Company Investment Management, L.P. Each is an investment company registered under the Investment Company Act of 1940, with principal office and principal place of business at 555 California Street, Suite 2600, San Francisco, CA 94104:

     The Contrarian Fund ("Contrarian")
     The Robertson Stephens Developing Countries Fund ("Developing Countries") The Robertson Stephens Diversified Growth Fund ("Diversified Growth")
     The Robertson Stephens Emerging Growth Fund ("Emerging Growth")
     The Robertson Stephens Growth & Income Fund ("Growth & Income")
     The Information Age Fund(TM) ("Information Age")
     The Robertson Stephens Global Natural Resources Fund ("Natural Resources") The Robertson Stephens Global Value Fund ("Global Value")
     The Robertson Stephens MicroCap Growth Fund ("Micro-Cap Growth")
     The Robertson Stephens Partners Fund ("Partners")
     The Robertson Stephens Value + Growth Fund ("Value + Growth")

Other Entities
--------------

     The principal office and principal place of business of the following entities is 555 California Street, Suite 2600, San Francisco, CA 94104:

     I. (a) BankAmerica Corporation ("BAC") is a Delaware corporation. It wholly owns Robertson Parent.

           (b) registered bank holding company

     II. (a) Bank of America National Trust and Savings Association ("BANTSA") is a national banking association organized under the laws of the United States

           (b) national bank

     III. (a) Bayview Holdings, Inc. ("Bayview Holdings") is a Delaware corpo-ration. Bayview Holdings a wholly owned subsidiary of Robertson Parent. It is managing member of Private Equity Group.

           (b) holding company

     IV. (a) Bayview Investors, Ltd. ("Bayview") is a California limited partnership.

           (b) investments in securities

     V. (a) The Robertson Stephens Orphan Fund, L.P. ("Orphan") is a Cali-fornia limited partnership. Investment Adviser is the general partner.

           (b) investments in securities

     VI. (a) The Robertson Stephens Orphan Offshore Fund, L.P. ('Orphan Off-shore") is a Cayman Islands limited partnership. Investment Adviser is the investment adviser.

           (b) investment in securities

     VII. (a) Robertson Stephens Investment Management Co. ("Robertson Parent") is a Delaware corporation. It is wholly owned by BAC. It owns Bayview Holdings.

           (b) holding company

================================================================================
                                  SCHEDULE 13G
--------------------------------------------------------------------------------
CUSIP NO. 38119T104                                                Page 13 of 13
--------------------------------------------------------------------------------

     VIII. (a) Robertson, Stephens & Company Investment Management, L.P. ("Investment Adviser") is a California limited partnership. It is investment adviser to the Registered Investment Companies and Orphan Offshore and general partner of Orphan and Emerging Growth Partners.

           (b) registered investment advisor

     IX. (a) Robertson, Stephens & Company Private Equity Group, L.L.C. ("Private Equity Group") is a Delaware limited liability company. It is general partner of Bayview and Bayview VI. It is limited partner of Venture IV. Bayview Holdings is managing member of Private Equity Group.

           (b) holding company

     X. (a) Bayview Investors VI, L.P. ("Bayview VI") is a California limited partnership. It is general partner of Emerging Growth Partners, L.P. ("Emerging Growth Partners"). Private Equity Group is its general partner.

           (b) investments in securities

     XI. (a) Robertson Stephens Emerging Growth Partners, L.P. is a California limited partnership. Bayview VI and Investment Adviser are its general partners.

           (b) investments in securities

     XII. (a) RS & Co. IV, L.P. ("IV LP") is a Delaware limited partnership. Venture IV is its general partner. Investment Advisor is its investment advisor.

           (b) investments in securities

     XIII. (a) RS & Co. Venture Partners IV ("Venture IV"), is a Delaware limited partnership. Its general partners are M. Kathleen Behrens and David L. Goldsmith. Its investment adviser is Investment Adviser. It is general partner to IV LP.

           (b) holding company

     XIV. (a) The Robertson Stephens Black Bear Fund I, L.P. ("Black Bear"), is a California limited partnership. Its general partner and invest-ment adviser is Investment Adviser.

           (b) investments in securities

     XV. (a) Black Bear Fund II, L.L.C. ("Black Bear II"), is a California limited partnership. Investment Adviser is its investment adviser.

           (b) investments in securities

     XVI. (a) Black Bear Offshore Fund Limited ("Black Bear Offshore"), is a Cayman Islands limited partnership. Investment Adviser is its investment adviser.

           (b) investments in securities